Exhibit 99.2

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion includes information that is relevant to understanding Polestar’s financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2022 included elsewhere in this report. Refer to the Form 20-F filed with the SEC on June 29, 2022 for information related to the year ended December 31, 2021. All amounts presented in this report are shown in thousands of U.S. dollars, except per share data and unless otherwise stated.

Key figures

	For the six months ended June 30,		For the year ended December 31,
	2022	2021	2021
Statement of loss
Revenue	1,041,297	534,779	1,337,181
Cost of sales	(987,881)	(498,966)	(1,336,321)

Gross profit	53,416	35,813	860

Operating expenses[1]	(938,596)	(400,494)	(995,699)

Operating loss	(885,180)	(364,681)	(994,839)

Finance income and expense, net	389,585	2,819	(12,279)
Income tax expense	(7,139)	(6,357)	(336)

Net loss	(502,734)	(368,219)	(1,007,454)

Statement of financial position
Cash and cash equivalents	1,381,637	465,747	756,677
Total assets	3,620,869	2,520,746	3,309,693
Total equity	169,951	(744,200)	(122,496)
Total liabilities	(3,790,820)	(1,776,546)	(3,187,197)
Statement of cash flows
Cash used for operating activities	(401,926)	(112,940)	(312,156)
Cash used for investing activities	(514,405)	(58,789)	(129,672)
Cash provided by financing activities	1,574,278	328,049	909,572
Key metrics
Class A and B shares outstanding at period end	2,109,034,797	232,404,595	232,404,595
Share price at period end[2]	8.81	8.04	8.04
Net loss per share (basic and diluted)	(1.65)	(1.63)	(4.39)
Equity ratio[3]	(4.69)%	29.52%	3.70%
Global volumes[4]	21,185	9,510	28,677
Volume of external vehicles without repurchase obligations	19,614	8,848	23,760
Volume of external vehicles with repurchase obligations	730	208	2,836
Volume of internal vehicles	841	454	2,081
Markets[5]	25	14	19
Locations[6]	125	77	103
Service points[7]	934	665	811

1 –

Included in operating expenses for the six months ended June 30, 2022 is a non-recurring as well as non-cash USD 372.3 million charge relating to listing expenses incurred upon the merger with Gores Guggenheim, Inc.(“GGI”) on June 23, 2022. See also section “Reverse recapitalization”.

2 –	Represents PSNY share price at June 30, 2022 and prior periods the share price of GGI (share price before merger).
3 –	Calculated as total equity divided by total assets. Contributing factor to a negative equity ratio is the earn-out liability which has no cash impact. See also section “Reverse recapitalization”.
4 –

Represents total volumes of new vehicles delivered, including external sales with recognition of revenue at time of delivery, external sales with repurchase commitments and internal sales of vehicles transferred for demonstration and commercial purposes as well as vehicles transferred to Polestar employees at time of registration. Transferred vehicles for demonstration and commercial purposes are owned by Polestar and included in Inventory.

5 –	Represents the markets in which Polestar operates.
6 –	Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
7 –	Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

Key factors affecting performance

Polestar’s continued growth has depended on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in item 3.D “Risk Factors” in Form 20-F filed with the SEC on June 29, 2022. The following paragraphs explain the key factors that had a notable impact on Polestar during the six months ended June 30, 2022.

Partnerships with Volvo Cars and Geely

Polestar’s relationship with related parties, Volvo Cars and Geely, has provided it with a unique competitive advantage in its ability to rapidly scale commercialisation activities while maintaining an asset light balance sheet. This is achieved primarily through contract manufacturing as well as supply and service agreements with Volvo Cars and Geely. Polestar continues to utilise the established research and development capabilities of Volvo Cars and Geely to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars that allow Polestar to attain operational efficiencies in the areas of aftermarket services, maintenance, and back-office functions such as information technology, legal, accounting, finance, and human resources.

During the six months ended June 30, 2022, Polestar entered into the following agreements with Volvo Cars and Geely:

•

A service agreement with Volvo Cars, effective January 28, 2022, that governs Polestar’s outbound logistics through the utilisation of Volvo Cars’ existing vehicle distribution process in the United States.

•	Technology license agreements with Geely, effective March 4, 2022, that govern Polestar’s acquisition of certain technology from Geely related to the Polestar 4.

•	Service agreements with Volvo Cars, effective June 21, 2022, that govern the import and export of Polestar vehicles into and out of the United States by Volvo Cars.

Refer to Note 9 - Related party transactions in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information

Reverse recapitalisation

On June 23, 2022, Polestar consummated a capital reorganisation via the merger with Gores Guggenheim, Inc. (“GGI”), a special purpose acquisition company. Polestar subsequently began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) on June 24, 2022 under the ticker symbol PSNY. In addition to providing Polestar with access to new funding sources in the United States capital markets, the merger, including all related arrangements, raised approximately $1,477,023 in gross cash proceeds, of which approximately $638,197 was assumed from GGI, $250,000 was sourced from a private placement in public equity (“PIPE”), and $588,826 was sourced from a preferential share subscription with Volvo Cars. Polestar paid total transaction costs of $98,050 in connection with the merger, of which $59,050 were attributable to GGI and deducted from the gross cash proceeds raised.

The merger was accounted for as a reverse recapitalisation in accordance with International Financial Reporting Standards (“IFRS”) 2, Share-based Payment, under which Polestar obtained a listing service in exchange for the issuance of 5.1% equity ownership. Accordingly, the Group recorded a non-recurring as well as non-cash share-based listing expense of $372,318 that was calculated based on the excess of the fair value of equity ownership in Polestar issued to GGI and third party PIPE investors over the identifiable net assets and cash assumed on June 23, 2022. The fair value of Polestar equity on June 23, 2022 was based on a closing share price of $11.23 per share, a contributing factor to the size of the listing expense. This non-recurring listing expense is included in operating expenses, and thus reflected in operating loss for the period.

As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, which maintained fair values of $40,320 and $22,770, respectively, on June 23, 2022. Polestar also issued certain rights to earn-out shares to existing owners with a fair value of $1,500,638 on June 23, 2022. These earn-out rights were granted to existing owners of Polestar as stipulated by the business combination agreement with GGI, dated on September 27, 2021. These instruments are accounted for as derivative liabilities under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, and IFRS 9, Financial Instruments, that are carried at fair value with subsequent changes in fair value recognised in the Unaudited Condensed Consolidated Statement of Loss at each reporting date. On June 23, 2022, the day of the merger, these earn-out rights were recorded as a reduction of equity (and a derivative liability) with an amount of $1,500,638, explaining the negative equity ratio on June 30, 2022.

Refer to Note 1 - Significant accounting policies and judgements and Note 10 - Reverse recapitalisation in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Impact of COVID-19, Russo-Ukrainian War, and inflation

In certain instances, Polestar’s suppliers and business partners have experienced delays or disruptions from COVID-19, resulting in negative impacts to Polestar. Specifically, the prolonged government mandated quarantines and lockdowns in eastern China during the six months ended June 30, 2022 delayed production and delivery of critical components for the Polestar 2. Polestar estimates that it lost approximately eight weeks of production at Volvo Cars’ Luqiao plant during the period.

Further, while Polestar does not directly conduct any business with suppliers in Russia or the Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War. Due to the complexities surrounding vehicle production and its related supply chain, it is possible there will be some components sourced from suppliers subject to sanctions against Russia and/or that the resulting disruption to the supply chain will have an adverse impact on Polestar’s business and operations. Refer to Item 3.D “Risk Factors” in Form 20-F filed with the SEC on June 29, 2022 for information on risks posed by COVID-19 and the Russo-Ukrainian War.

The broader impacts of COVID-19 and the Russo-Ukrainian War include rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Particularly, increases in battery prices due to the increased prices of lithium, cobalt, and nickel are expected to lead to higher inventory and costs of goods sold. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of COVID-19, the Russo-Ukrainian War, and inflation.

Results of operations

Polestar conducts business under one operating segment with commercial operations in North America, Europe, and Asia. Refer to Note 1 - Significant accounting policies and judgements in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information on the basis of presentation and segment reporting.

Comparison of the six months ended June 30, 2022 and 2021

The following table summarises Polestar’s historical Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		Variance
	2022	2021	$	%
Revenue	1,041,297	534,779	506,518	95
Cost of sales	(987,881)	(498,966)	(488,915)	98

Gross profit	53,416	35,813	17,603	49

Selling, general and administrative expenses	(446,781)	(278,853)	(167,928)	60
Research and development expenses	(98,755)	(106,871)	8,116	(8)
Other operating expenses, net	(20,742)	(14,770)	(5,972)	40
Listing expense	(372,318)	—	(372,318)	100

Operating loss	(885,180)	(364,681)	(520,499)	143

Finance income	774	15,194	(14,420)	(95)
Finance expense	(51,427)	(12,375)	(39,052)	316
Fair value change - Earn-out rights	418,707	—	418,707	100
Fair value change - Class C Shares	21,531	—	21,531	100

Loss before income taxes	(495,595)	(361,862)	(133,733)	37

Income tax expense	(7,139)	(6,357)	(782)	12

Net loss	(502,734)	(368,219)	(134,515)	37

Revenues

Polestar’s revenue increased by $506,518 or 95%, from $534,779 for the six months ended June 30, 2021 to $1,041,297 for the six months ended June 30, 2022. Revenue from related parties increased by $33,835, or 68%, from $49,732 for the six months ended June 30, 2021 to $83,567 for the six months ended June 30, 2022. The following table summarises the components of revenue and related changes between interim periods:

	For the six months ended June 30,		Variance
	2022	2021	$	%
Revenues
Sales of vehicles	1,016,817	517,437	499,380	97
Sales of software and performance engineered kits	10,862	14,280	(3,418)	(24)
Sales of carbon credits	1,313	—	1,313	100
Vehicle leasing revenue	7,934	—	7,934	100
Other revenue	4,371	3,062	1,309	43

Total	1,041,297	534,779	506,518	95

Sales of vehicles increased by $499,380 or 97%, from $517,437 for the six months ended June 30, 2021 to $1,016,817 for the six months ended June 30, 2022. The increase was driven by the increase in volume of Polestar 2 sales as part of Polestar’s continued commercial expansion across geographic markets such as the United States and Europe. Revenue per car decreased slightly for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 mainly due to product mix (all sales for the six months ended June 30, 2021 were dual motor long range versions of the Polestar 2 which have a higher price point as compared to other versions which were not introduced at that time) as well as market-mix.

Sales of software and performance engineered kits decreased by $3,418, or 24%, from $14,280 for the six months ended June 30, 2021 to $10,862 for the six months ended June 30, 2022. The decrease continues as a result of Polestar’s shifting focus to its own vehicles and a decrease in Volvo Cars’ sales of Polestar engineered kits.

Sales of carbon credits increased by 100% from nil for the six months ended June 30, 2021 to $1,313 for the six months ended June 30, 2022. Polestar did not sell carbon credits during the six months ended June 30, 2021, thus the increase between comparative periods.

Vehicle leasing revenue increased by 100% from nil for the six months ended June 30, 2021 to $7,934 for the six months ended June 30, 2022. Polestar began selling vehicles with repurchase obligations at the end of the six months ended June 30, 2021, resulting in deferred leasing revenue.

Other revenue increased by $1,309, or 43%, from $3,062 for the six months ended June 30, 2021 to $4,371 for the six months ended June 30, 2022. The increase is driven primarily by higher royalties from Volvo Cars’ sales of parts and accessories for Polestar vehicles.

Cost of sales and gross profit

Cost of sales increased by $488,915 or 98%, from $498,966 for the six months ended June 30, 2021 to $987,881 for the six months ended June 30, 2022. Gross profit increased by $17,603 or 49%, from a profit of $35,813 for the six months ended June 30, 2021 to a profit of $53,416 for the six months ended June 30, 2022. The increases were driven by expanded production and commercialisation of Polestar 2 vehicles. The reduction of revenue per car that was primarily driven by product mix and market mix for the six months ended June 30, 2022 had a direct impact on gross profit.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $167,928, or 60%, from $278,853 for the six months ended June 30, 2021 to $446,781 for the six months ended June 30, 2022. The increase is primarily due to (1) increased investments in advertising, marketing, and promotional activities as part of Polestar’s commercial expansion across new and existing markets, (2) increased professional service fees related to accounting, finance, and information technology, and (3) higher wages and salaries associated with scaling headcount of Polestar’s sales and administrative personnel to meet the demands of the growing business.

Research and development expenses

Research and development expenses decreased by $8,116, or 8%, from $106,871 for the six months ended June 30, 2021 to $98,755 for the six months ended June 30, 2022. The decrease is the result of lower amortisation of intangible assets related to the Polestar 1, which was fully amortised during the 2021 period. The lower amortisations for Polestar 1 is partially offset by increased research and development activities related to future vehicles and battery electric technologies, including the Polestar Precept and the P10 powertrain.

Other operating expenses, net

Other operating expenses, net increased by $5,972, or 40%, from $14,770 for the six months ended June 30, 2021 to $20,742 for the six months ended June 30, 2022. The increased expense is mainly driven by negative foreign exchange (“FX”) effects on payables to Volvo Cars for the contract manufacturing of the Polestar 2. The listing expense of $372,318 incurred upon the merger with GGI on June 23, 2022 is non-recurring and presented separately below Other operating expenses, net.

Finance income and Finance expense

Finance income decreased by $14,420, or 95%, from $15,194 for the six months ended June 30, 2021 to $774 for the six months ended June 30, 2022. The decrease is driven by a negative net FX effect related to financial items for the six month ended June 30, 2022 compared to a positive net FX effect related to financial items for the six month ended June 30, 2021. Finance expense increased by $39,052, or 316%, from $12,375 for the six months ended June 30, 2021 to $51,427 for the six months ended June 30, 2022. The increase is primarily related to higher interest expense associated with partly short-term financing facilities and partly overdue trade payables and also the negative net FX effect on financial items for the six month ended June 30, 2022 compared to a positive net FX effect related to financial items for the six month ended June 30, 2021. The negative FX effect for the first six month ended June 30, 2022 is mainly driven by unrealised FX related to the working capital loan of $400,000 recorded in the subsidiary Polestar Performance AB with functional currency SEK.

Fair value change - Earn out rights

The earn-out rights were issued in connection with the capital reorganization that was consummated on June 23, 2022, thus there is no comparison figure for 2021. The $418,707 gain in fair value change of earn-out liability for the six months ended June 30, 2022 is attributable to a decrease in Polestar’s share price from $11.23 on June 23, 2022 (i.e., closing of the merger with GGI and issuance of the earn-out rights) to $8.81 on June 30, 2022. Based on a benchmark of peers and the short time difference, Polestar utilized an asset volatility of 60% in the Monte Carlo simulation at both dates.

Fair value change - Class C Shares

As part of the capital reorganisation via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI Fair value gain of these warrants (Class C Shares in Polestar) amounts to $21,531 for the six months ended June 30, 2022. The gain on the Class C Shares liability is primarily attributable to a decrease in the price of the Class C-1 Shares from $2.52 on June 23, 2022 (i.e., closing of the merger with GGI and exchange of the warrants) to $1.66 on June 30, 2022 and a decrease in the estimated value of the Class C-2 Shares from $2.65 to $1.66 over the same period. Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price from $11.23 to $8.81, implied volatility of Class C-1 Shares from 22.5% to 29.5%, and risk-free rate from 3.12% to 2.99% over the same period.

Liquidity and capital resources

Polestar continues to finance its operations primarily through the issuance of equity instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale leaseback arrangements, and extended trade credit with related parties. The principal uses of liquidity and capital are funding operations, market expansion, and investments in Polestar’s future vehicles and automotive technologies. Substantial doubt about Polestar’s ability to continue as a going concern persist as timely realization of financing endeavours is necessary to cover forecasted operating and investing cash outflow. Refer to Note 1 - Significant accounting policies and judgements, Note 7 - Liabilities to credit institutions, and Note 10 - Reverse recapitalisation in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Comparison of the six months ended June 30, 2022 and 2021

As of June 30, 2022, Polestar had cash and cash equivalents of $1,381,637 as compared to $756,677 as of December 31, 2021 and $465,747 as of June 30, 2021. The following table summarises Polestar’s Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		Variance
	2022	2021	$
Cash used for operating activities	(401,926)	(112,940)	(288,986)
Cash used for investing activities	(514,405)	(58,789)	(455,616)
Cash provided by financing activities	1,574,278	328,049	1,246,229

Cash used for operating activities

Cash used for operating activities increased by $288,986 from $112,940 for the six months ended June 30, 2021 to $401,926 for the six months ended June 30, 2022. The change is primarily attributable to a larger net loss as adjusted for lower depreciation and amortization and other significant non-cash items, including the gain on the fair value change of the earn-out rights, the gain on the fair value change of the Class C shares, and the listing expense. In addition, the change is attributable to changes in operating assets and liabilities.

The adjustment for depreciation and amortization decreased by $51,026 from $121,726 for the six months ended June 30, 2021 to $70,700 for the six months ended June 30, 2022, mainly driven by intangible assets for the Polestar 1 which were fully amortized by December 31, 2021. Gains from decreases in the fair values of the earn-out rights and Class C Shares amounted to $418,707 and $21,531, respectively, during the during the six months ended June 30, 2022, offset by the $372,318 listing expense incurred upon the merger with Gores Guggenheim on June 23, 2022, all of them being non-cash items.

Overall, changes in operating assets and liabilities were positive, partly offsetting the negative cash-flow from operating activities as set out above. Cash provided by changes in inventories increased by $169,734 from $31,643 for the six months ended June 30, 2021 to $201,377 for the six months ended June 30, 2022 as demand for the Polestar 2 increased globally and higher volumes were sold as compared to the prior period in combination with lower volumes being produced as of June 30, 2022 as an effect of lost production from the COVID-19 lockdowns in eastern China that occurred during the period. Cash provided by changes in trade receivables, prepaid expenses, and other assets decreased by $165,100 from $190,798 for the six months ended June 30, 2021 to $25,698 for the six months ended June 30, 2022, primarily due to a higher collection of cash tied up in accounts receivable in the first six months of 2021. Cash used from changes in trade payables, accrued expenses, and other liabilities increased by $64,966 from $105,517 for the six months ended June 30, 2021 to $162,437 for the six months ended June 30, 2022 as a result of higher repayments of trade payables and accrued expenses to Volvo Cars.

Cash used for investing activities

Cash used for investing activities increased by $455,616 from $58,789 for the six months ended June 30, 2021 to $514,405 for the six months ended June 30, 2022. The change was primarily the result of cash settlements with Volvo Cars and Geely for prior period investments in intellectual property related to the Polestar 2, Polestar 3. and Polestar 4. Polestar also made an investment of $2,480 in the fast charging battery technology innovator, StoreDot, during the six months ended June 30, 2022.

Cash provided by financing activities

Cash provided by financing activities increased by $1,246,229 from $328,049 for the six months ended June 30, 2021 to $1,574,278 for the six months ended June 30, 2022. The change was primarily the result of the merger with GGI and related arrangements that occurred on June 23, 2022, providing Polestar with gross cash proceeds of $1,477,023, less transaction costs of $98,050. Additionally, cash provided by short-term borrowings increased by $330,048 from $84,868 for the six months ended June 30, 2021 to $414,916 for the six months ended June 30, 2022. Cash used for principal repayments of short-term borrowings decreased by $141,835 from $353,349 for the six months ended June 30, 2021 to $211,514 for the six months ended June 30, 2022. These changes also reflect the impact of the new green trade revolving credit facility with a syndicate of European banks and the refinancing of working capital facilities with Chinese banking partners that occurred during the six months ended June 30, 2022. During the six months ended June 30, 2021, several working capital facilities were repaid and replaced with new facilities in the second half of the year.

Contractual obligations and commitments

Polestar is party to contractual obligations to make payments to third parties and related parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar also has certain capital commitments to purchase property, plant and equipment and intellectual property. The following table summarises Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of June 30, 2022:

	Payments due by period
Contractual obligations and commitments	Total	Less than 1 year	After 1 year
Capital commitments	498,170	233,086	265,084
Credit facilities, including sale leasebacks	821,835	821,835	—
Lease obligations	77,836	17,363	60,473

Total	1,397,841	1,072,284	325,557

Critical accounting estimates

The following paragraphs discuss new accounting estimates applied during the six months ended June 30, 2022 that are critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements.

Fair value measurement – methodologies for measuring the fair value of the financial liabilities related to the Class C-2 Shares and the contingent earn-out rights

The Class C-2 Shares and the contingent earn-out rights are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques.

The fair value of the financial liability for the Class C-2 Shares is measured using a binomial lattice option pricing model that incorporates a geometric Brownian motion and references the observable price of the Class C-1 Shares. The Class C-1 Shares are almost identical instruments and are publicly traded on the NASDAQ (i.e., an active market). The inputs for this valuation technique include (1) the price of the Class C-1 Shares, (2) the implied volatility of the Class C-2 Shares, determined by reference to the implied volatility of the Class C-1 Shares, (3) the 5-year risk-free rate, and (4) the dividend yield of the Class C-2 Shares. Polestar considers these inputs to be primarily observable by reference to information on the Class C-1 Shares and other information available to the public (e.g., the 5-year risk-free rate is available by reference to the 5-year treasury rate), resulting in a Level 2 measurement methodology.

The fair value of the financial liability for the earn-out rights is measured using a Monte Carlo simulation. The inputs for this valuation technique include (1) the remaining term of the instrument, (2) the five earn-out tranches, (3) the probability of the Polestar’s Class A Shares reaching certain daily volume weighted average prices during the earn out period resulting in the issuance of each tranche of Class A Shares and Class B Shares, as determined by leveraging the implied volatility of the Class A Shares, and (4) the 5-year risk-free rate. The implied volatility of the Class A Shares is the most significant input to the Monte Carlo Simulation and is unobservable, requiring Polestar to calculate this input by reference to estimations of the asset volatilities of common equity of peers. This results in a Level 3 measurement methodology.